NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 8, 2011

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of shareholders of Augusta Resource Corporation (the "Corporation") will be held at the Terminal City Club, in the Ferguson-Atkins Room, 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6, on Wednesday June 8, 2011, at 10:00 a.m. (Vancouver time), for the following purposes:

1.	To receive the consolidated audited financial statements of the Corporation for the financial year ended December 31, 2010, together with the Auditors' report thereon;

2.	To appoint Ernst & Young LLP, Chartered Accountants as Auditors until the next annual meeting, and to authorize the Directors to fix their remuneration;

3.	To fix the number of directors at eight and to elect Directors of the Corporation for the ensuing year;

4.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Management Proxy Circular, a Form of Proxy, and a form whereby shareholders may request that the Corporation's annual and/or interim financial statements and corresponding management discussion and analysis be mailed to them.

Proxies are being solicited by management of the Corporation. Shareholders who are unable to be present in person at the meeting are requested to date, complete and sign the enclosed form of proxy and return it in the addressed envelope provided for that purpose. To be valid, the completed form of proxy must be deposited with the Corporation’s transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

Dated this 9th day of May 2011
BY ORDER OF THE BOARD OF DIRECTORS
“Gilmour Clausen”
GILMOUR CLAUSEN
President and CEO

MANAGEMENT PROXY CIRCULAR

INFORMATION PROVIDED AS AT MAY 5, 2011 (unless otherwise stated) FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
JUNE 8, 2011

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular is furnished in connection with the solicitation of proxies being made by the management of Augusta Resource Corporation (the "Corporation") for use at the Annual General Meeting of the Corporation’s shareholders (the "Meeting") to be held on Wednesday, June 8, 2011 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

Unless otherwise indicated, all dollar amounts in this management proxy circular are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2010, based upon the noon exchange rate reported by the Bank of Canada on December 31, 2010 was Cdn$1.00 = U.S.$1.0054.

APPOINTMENT OF PROXIES

The individuals named as proxyholder in the accompanying form of proxy are the Executive Chairman and Chief Executive Officer (“CEO”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF OR POSTPONEMENT THEREOF, HAS THE RIGHT TO DO SO, BY INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER VALID FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to service companies such as Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Management Proxy Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Corporation’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Proxy Circular, the accompanying form of proxy and Notice of Annual Meeting of Shareholders are to registered shareholders of record unless specifically stated otherwise.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

If, however, direction is not made in respect of any matter, the proxy will be voted as recommended by management of the Corporation.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The directors of the Corporation have set May 5, 2011 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting.

As at the Record Date, there were a total of 142,625,493 common shares (the "common shares") outstanding. Each common share entitles the shareholder(s) thereof to one vote for each common share shown as registered in the shareholders' name on the Record Date. Only shareholders of record holding common shares at the close of business who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers, no person or company beneficially owns, controls or directs, directly or indirectly, 10% or more of the voting rights attached to any class of voting securities of the Corporation as of the close of business on May 5, 2011, other than the following:

	Number of Shares	Percentage of
Name	Beneficially Owned	Issued Shares
HudBay Minerals Inc.	20,242,285	14.19%

ANNUAL FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2010, together with the report of the Corporation’s auditors thereon, which were filed on SEDAR at www.sedar.com on March 29, 2011, will be presented to the Corporation’s shareholders at the Meeting. Shareholders wishing to obtain a copy of the Corporation’s financial statements and Management’s Discussion and Analysis may obtain a copy, free of charge, from the Corporation’s profile on SEDAR, the Corporation’s website at www.augustaresource.com or from the Corporation by contacting the Corporation at the following:

Augusta Resource Corporation	Telephone: (604) 687-1717 Fax: (604) 687-1715
Suite 400 – 837 West Hastings Street	Email: info@augustaresource.com
Vancouver, British Columbia V6C 3N6

INTEREST OF CERTAIN PERSON IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except with respect to the election of directors.

ELECTION OF DIRECTORS

There are currently eight directors of the Corporation. The present term of office of each of these eight directors will expire immediately prior to the election of directors at the Meeting. Management intends to present a resolution at the meeting to fix the number of directors of the Corporation at eight (8) and proposes that the eight persons named below be nominated for election as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as directors. Each director will hold office until the next annual meeting of the Corporation or until his successor is appointed or elected, unless his office is earlier vacated in accordance with the By-Laws of the Corporation or with the provisions of the Canada Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, business or employments of each proposed director within the preceding five years, the date he was first appointed as a director of the Corporation and the number of common shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date Record Date.

Name, Province/State and Country of Residence	Position with the Corporation and Principal Occupation, Business or Employment During the Past Five Years (1)	Date First Appointed as Director of the Corporation	Number of common shares beneficially owned, controlled or directed, directly or indirectly(2)
Timothy C. Baker(4) (5) Ontario, Canada	Director of the Corporation; Executive VP and Chief Operating Officer of Kinross Gold Corporation from June 2006 to December 2010. Executive General Manager of Placer Dome Chile from January 2005 to June 2006.	Sept. 11, 2008	21,667
John R. Brodie British Columbia, Canada	President of John R. Brodie Capital Inc.; Since 2003, Mr. Brodie has been serving on the Board of various public companies in the resource and manufacturing sector.	Proposed	Nil
Donald B. Clark British Columbia, Canada	Director of the Corporation; Vice President Administration from May 2006 to January 2010 and CFO of the Corporation from June 2004 to August 2006; President of Ventana Gold Corp. from March 2006 to July 2008 and director from March 2006 to October 2009; President and CEO of Wildcat Silver Corporation from February 2006 to July 2008; Director of Wildcat since February 2006. Director of Sargold Resource Corporation from May 1998 to October 2007; CFO of Sargold from May 2004 to August 2006.	Feb. 1, 1996	5,649,267
Gilmour Clausen Colorado, USA	President, CEO and Director of the Corporation;	Mar. 28, 2005	1,296,493(6)
W. Durand (Randy) Eppler (3) (4) (5) Colorado, USA	Lead Director of the Corporation; Founding partner of New World Advisors, LLC (since August 2004) and Sierra Partners, LLC (since May 2005), CEO and Director of Coal International, Plc. from July 2005 to August 2008.	Jun. 15, 2005	96,667(7)
Christopher M.H. Jennings (4) (5) Cayman Islands, BWI	Director of the Corporation; Non-Executive Chairman of SouthernEra Diamonds Inc., from 1992 to 2007.	Apr. 15, 2002	344,667
Robert P. Wares (3) (5) Quebec, Canada	Director of the Corporation; Executive Vice President and Chief Operating Officer of Osisko Mining Ltd. since early 2006; President of Osisko from September 1998 to early 2006.	Apr. 26, 1999	71,667
Richard W. Warke British Columbia, Canada	Executive Chairman of the Corporation; Vice President Corporate Development of the Corporation from May 2006 to July 2008; President of the Corporation from April 1999 to April 2005; Chairman of Ventana Gold Corp. from July 2008 to March 2011 and CEO from July 2008 to August 2009. Chairman of Wildcat Silver Corporation since July 2008. Chairman and CEO of Riva Gold Corporation since July 2010. Chairman of Wildcat Silver Corporation since July 2008. Chairman and CEO of Riva Gold Corporation since July 2010. CEO and Chairman of Sargold Resource Corporation, from May 1998 to October 2007 and President from May 1998 to December 2006.	Feb. 1, 1996	10,735,795(8)

(1)

The information as to country of residence and principal occupation of the directors has been furnished by the respective directors, individually. The directors listed may be directors of other reporting issuers. Details with respect to other directorships are provided under the heading entitled “Statement of Corporate Governance Practices” of the Corporation.

(2)

The information as to common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)	Denotes member of Audit Committee.
(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Nominating and Corporate Governance Committee.
(6)	132,667 common shares are restricted shares (“Restricted Shares”) issued pursuant to the Corporation’s Restricted Share Unit and Restricted Share Plan (“RSU Plan”).
(7)	20,000 common shares are Restricted Shares issued pursuant to the Corporation’s RSU Plan.
(8)	9,808,462 common shares are indirectly held by the Warke Family Trust of which Mr. Warke is a beneficiary.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except for as provided below, no proposed director of the Corporation is, as at the date of this Management Proxy Circular, or was within 10 years before the date of this Management Proxy Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation), that (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer:

Wildcat Silver Corporation (“Wildcat”) requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008. Donald B. Clark, Michael A. Steeves, and Robert P. Wares, directors of the Corporation, were at the time the order was issued, directors of Wildcat.

Cybercom Systems Inc. (“Cybercom”) was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and quarterly report for the period ended January 31, 2002. Cybercom’s failure to filing the above resulted from its inability to pay filing fees associated with such filing due to a lack of funding. Cybercom is currently inactive and remains under cease trade order. Richard W. Warke, Executive Chairman and director of the Corporation and Donald B. Clark, a director of the Corporation, were at the time the order was issued directors of Cybercom.

Except as provided below, no proposed director of the Corporation, is or has been within the 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including the Corporation) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

Cross Lake filed for protection under the Companies Creditors Arrangement Act on October 14, 2008. On October 24, 2008, John R. Brodie, a director of the Company, was appointed to the board of directors of Cross Lake Minerals Limited (“Cross Lake”) to assist with Cross Lake’s corporate reorganization subsequent to its commencement of insolvency proceedings. Cross Lake required time to develop a reorganization plan with its creditors. PricewaterhouseCoopers was appointed as Monitor of Cross Lake’s business affairs to assist Cross Lake in developing the reorganization plan. Mr. Brodie was appointed to the board of Cross Lake to take advantage of his experience and expertise in corporate restructurings. Upon completion of the successful reorganization Mr. Brodie resigned as a director.

No proposed director of the Corporation is or has within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Corporation has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration. Ernst & Young LLP were first appointed auditors of the Corporation on January 5, 2006. Prior to appointing Ernst & Young LLP, Deloitte & Touche LLP served as the auditors of the Corporation. Deloitte & Touche LLP were first appointed auditors of the Corporation in 1998.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following information describes and explains the significant elements of compensation awarded to, earned by, paid to, or payable to the Corporation’s CEO, Chief Financial Officer (“CFO”) and to the three most highly compensated executive officers, other than the CEO and CFO who were serving as executive officers at the end of the most recent fiscal year (the “Named Executive Officer(s)” or “NEO(s)”), provided that disclosure is not required for an executive officer whose total salary does not exceed CAD$150,000. During the fiscal year ended December 31, 2010, the Corporation’s NEOs were: Richard W. Warke - Executive Chairman, Gilmour Clausen - President and CEO, Raghunath Reddy - Senior Vice President and CFO, Rodney O. Pace - Executive Vice President and Chief Operating Officer (formerly Vice President Operations), and James A. Sturgess – Senior Vice President Corporate Development (formerly Vice President Sustainable Development). Salaries and bonuses relating to Gilmour Clausen, Raghunath Reddy, Rodney O. Pace and James A. Sturgess were paid in US dollars by the Corporation’s wholly owned US subsidiary Rosemont Copper Company.

The Compensation Committee is responsible for reviewing and recommending compensation arrangements for the Corporation’s executive officers including any short and long term incentive programs. The Compensation Committee is comprised of four Independent Directors: Christopher M. H. Jennings (Chairman), Michael A. Steeves, W. Durand (Randy) Eppler and Timothy C. Baker.

In consultation with the CEO and based upon his input and recommendations the Compensation Committee reviews and approves, on an annual basis, the evaluation process and various elements of compensation for the Corporation’s executive officers.

In reviewing the compensation arrangements of the Corporation’s executive officers the Compensation Committee considers the following objectives:

  Fairness to shareholders and investors
  Remaining market competitive so as to attract and retain capable and experienced personnel
  Recognizing and rewarding performance consistent with the success of the Corporation’s business

Elements of Compensation

The compensation for the Corporation’s executive officers is currently comprised of the following elements: a base salary, a short term incentive program (“STIP”) comprised of a cash bonus, a mid-term to long-term incentive program (“LTIP”) comprised of restricted share units or restricted shares and stock options granted pursuant to the Corporation’s Option Plan and RSU Plan (as defined below). The Corporation’s compensation structure is intended to be fair, reward performance and be competitive with the compensation arrangements of other companies of similar size and scope in the industry. When required and if thought necessary the Compensation Committee has the authority to consult a third party to assess the competitiveness of the Corporation’s compensation program.

Since the adoption of the Corporation’s compensation plan in early 2008 the Corporation maintained a freeze on executive salaries through to the end of December 2010 due in part to depressed market conditions during 2008 and 2009. In late 2007 the Compensation Committee engaged 3XCD Inc. (“3XCD”) to provide assistance in establishing the fairness and adequacy of the Corporation’s compensation plan for its Board and senior executives (including the NEOs). 3XCD’s 2007 market assessment included internal equity analysis to determine external (peer group) benchmarks and appropriate internal equity ranges for the Corporation’s executives. Some companies referenced in the analysis at that time included Apex Silver Mines Ltd., Breakwater Resources Ltd., Capstone Mining Corp. Chariot Resources Ltd., Corriente Resources Inc., Frontera Copper Corp., General Moly Inc., Mercator Minerals Ltd., Northern Dynasty Mineral Ltd., Quadra Mining Ltd., and Revett Minerals Inc. This comparative group of companies was selected based on a number of different factors such as company size, market capitalization, cash flow per share, earnings per share, quality of resources and company location. The analysis provided 3XCD with a basis to determine appropriate executive base salaries for the Corporation’s executive officers in relation to the President and CEO’s salary. The result was a recommendation for Augusta to bring its compensation program in line with its peer group by increasing the base salary of its executive officers, adopting a STIP and implementing Board fees for the Corporation’s Independent Directors (details of Board fees are under “Directors Compensation”).

In 2010 the Compensation Committee became focused on retention of the Corporation’s executives due to concerns of larger, more stable organizations competing with the Corporation’s labor pool. This necessitated a reassessment of the Corporation’s compensation plan and as a result the Compensation Committee engaged 3XCD in late 2010 for a complete analysis of the latest trends in executive compensation and review of the Corporation’s internal pay equity in comparison to these trends. 3XCD completed a comparative financial, comparative pay (by component) and comparative pay-for-performance assessment including a review of total internal pay structure (base salary + STIP + LTIP). The result was a suggestion to modify salary and STIP to bring some senior officers in line with current market conditions.

Base Salary

Base salary for the Corporation’s executive officers is set in line with each executive’s responsibility, performance assessment and career experience. To ensure that the Corporation will continue to attract and retain qualified and experienced executives, base salaries are reviewed annually by the Compensation Committee and adjusted to ensure that they remain at or above the median for comparable companies. For the fiscal year ending December 31, 2010 the Compensation Committee, on the recommendation of the CEO, maintained salaries for the Corporation’s executive officers at the same level as 2009 and 2008 due in part to the depressed financial market conditions during those years.

Short Term Incentive Program (STIP)

The Board, on the recommendation of the Compensation Committee approved and authorized the adoption of a short-term incentive plan STIP for the first time in 2008. The recommended STIP at that time was based on the completion of an analysis undertaken by 3XCD, moving the Corporation from fixed contracts to a more equitable base salary and bonus opportunity structure for its executives.

The STIP is intended to motivate and reward executives for the achievement of short term goals and contribution to the business during the past year. The Compensation Committee determines STIP payments based on a percentage of the executive’s salary, and a combination of individual and the Corporation’s performance. For each executive officer, targets and objectives are determined at the beginning of the year and the results of these efforts are reviewed at the end of the year to judge the executive’s performance and bonus earned. The Compensation Committee also reviews the growth and development of the Corporation over the year and any specific initiatives taken during the period to promote the growth and progress of the Corporation and the enhancement of shareholder value. In addition, the Compensation Committee considers performance targets, quantitative and qualitative measures in determining an executive’s total remuneration and may retain the services of independent compensation consultants to assist in the assessment. Compensation for the Corporation’s CEO is established in the same manner as for other executive officers and is weighted more against the Corporation’s performance as a whole.

The following details the design of the STIP:

  a maximum payout opportunity above target performance for over-achieving target performance;
  a target performance payout for hitting target;
  a threshold target for just missing target performance; and
  a minimum payout of 0% of base salary for missing threshold performance.

This type of payout curve allows the Corporation to manage the cost of the STIP and ensure that targets are being met before payout is made and is typical with most executive STIPs in Canada and the United States.

The table below sets forth the percentage attributed to STIP payout as a percentage of the NEO’s base salary on meeting target performance for the year ending December 31, 2010. Elements of STIP may include personal, operational and corporate financial objectives.

Position in Organization	Objectives as a Percentage of Bonus		STIP Payout (1) as Percentage of Base Salary on Meeting Target Performance
	Personal	Operational
Gilmour Clausen President and Chief Executive Officer	10%	90%	65%
Richard W. Warke Executive Chairman	20%	80%	65%
Raghunath Reddy Senior Vice President and Chief Financial Officer	30%	70%	40%
Rodney O. Pace Vice President Operations(2)	30%	70%	35%
James A. Sturgess Vice President Sustainable Development(3)	30%	70%	30%

(1)At the discretion of the Compensation Committee and subject to Board approval.
(2)Appointed Executive Vice President and COO effective February 10, 2011
(3)Appointed Senior Vice President, Corporate Development and Government Affairs effective February 10, 2011

Mid-term to Long Term Incentive Compensation (LTIP)

The Corporation’s mid-term to long term incentive plan is currently comprised of restricted share units and restricted shares pursuant to the Corporation’s Restricted Share Unit and Restricted Share Plan (“RSU Plan”) adopted on June 11, 2009 and incentive stock option grants pursuant to its Stock Option Plan dated May 3, 2004, as amended and restated June 1, 2007 and June 11, 2009 (the “Option Plan”) (the RSU Plan and the Option Plan hereinafter referred to the “Plans”). The grant of restricted share units or restricted shares is aimed at achieving short to mid-term performance and time based targets while stock options are aimed at incentivizing longer term goals and both are believed to assist in retention. With the adoption of the RSU Plan in 2009 the CEO and Compensation Committee determined for fiscal 2010 to grant restricted share units and restricted shares for the first time in line with the Corporation’s compensation strategy for offering a mix of performance drivers and retention mechanisms. Both stock options and restricted share units/restricted shares awards are believed to motivate achievement of targets while assisting in retention of employment. Restricted shares and restricted share units granted to the Corporation’s executives during fiscal 2010 are granted with time and performance based targets primarily tied to the achievement of the Record of Decision on the Corporation Rosemont Copper Project.

A summary of the Corporation’s Plans are provided below. The Plans reflect the policies of the TSX and general securities laws and was approved by the shareholders of the Corporation at the Corporation’s annual meeting held on June 11, 2009. The Plans are “rolling” such that the number of securities granted under the Plans can be up to a maximum of 10% of the issued capital of the Corporation at the time of the grant on a non-diluted basis, and such aggregate number of common shares shall increase or decrease as the number of issued and outstanding common shares changes. As of the date hereof the following represents the number of common shares reserved under the Plans:

  7,474,237 stock options to purchase 7,474,237 common shares under the Option Plan
  712,004 restricted shares are issued and outstanding under the RSU Plan; and
  295,002 restricted share units redeemable for 295,002 common shares are issued and outstanding under the RSU Plan for an aggregate of 8,481,243 common shares (representing 5.95% of the issued and outstanding common shares as of the date hereof) leaving an aggregate of 5,781,306 common shares (representing 4.05% of the issued and outstanding common shares as of the date hereof) available for future grants pursuant to all security based compensation arrangements of the Corporation.

Stock Options - The Option Plan

The purpose of the Option Plan is to attract and retain superior directors, officers, employees, consultants and other persons or companies engaged to provide ongoing services to the Corporation and to provide incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation. The Option Plan is administered by the Corporation’s Corporate Secretary. The Board has full and final discretion to interpret the provisions of the Option Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Option Plan. Pursuant to the Option Plan, the Option Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to the directors, senior officers, employees and consultants of the Corporation.

The Option Plan provides that the Board of directors may from time to time grant Options to acquire common shares to directors, officers, employees and consultants of the Corporation or its subsidiaries. Options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each Option granted under the Option Plan entitles the holder to one Common Share. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board of directors on the date of the grant, which price may not be less than the “Market Price” of the common shares. Market Price is defined under the Option Plan as the last closing price of the common shares on the Exchange before the date of grant.

Pursuant to the Option Plan the expiry date of Options may not exceed the later of (i) a maximum of ten (10) years from the date of the grant, and (ii) if such expiry date falls during a time when a “blackout period” is in effect then the expiry date shall be ten (10) days following the lifting of the blackout period. The Board also has the authority to determine the vesting conditions of the Options, if any, and certain other terms and conditions of Options. The Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

Also, under the Option Plan, subject to the policies of the TSX the number of common shares (i) issued to Insiders upon the exercise of Options in any 12 month period, and (ii) reserved for issuance upon the exercise of Options granted to Insiders at any time, or when combined with all other security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding common shares.

If an Optionee ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries for any reason other than death, otherwise specified in an option agreement, the Optionee may only exercise vested options held by that Optionee within thirty days after the date on which the Optionee ceases to be a director, officer, employee or consultant. The thirty day period may be extended by the Board, but in no case can the Optionee exercise such options after the expiry of the Option Period relating to such options. An Optionee can only exercise options to the extent that the Optionee was entitled to exercise such options at the date on which he or she ceased to be a director, officer, employee or consultant of the Corporation.

Options shall immediately be cancelled if held by any Optionee who ceased to be a director of the Corporation as a result of ceasing to meet the required qualifications of a director or a because of a special resolution having been passed by the shareholders to remove such director or any Optionee who was terminated for cause or where an order of the British Columbia Securities Commission, the TSX, or any applicable regulatory authority orders that an Optionee cease to be a director or employee of the Corporation.

The Board may, subject to TSX or regulatory approval where required, amend the terms of the Option Plan or any outstanding option without obtaining shareholder approval, including in the circumstances set out below, provided that, in the case of any option, no such amendment or revision may, without the consent of the optionee, materially decrease the rights or benefits accruing to such optionee or materially increase the obligations of such optionee (this second part remains consistent with the existing Option Plan). Those circumstances are as follows:

a.	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

b.

to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

c.	a change to, including the acceleration of, the vesting provisions of any option or the Option Plan;

d.	amendments to reflect any changes in requirements of any regulator or stock exchange to which the Corporation is subject;

e.	a change to the termination provisions of an option which does not result in an extension beyond the original option period;

f.	in the case of any option, the substitution of another award for the same or different type;

g.	in the case of any option, such amendments or revisions pursuant to the adjustment provisions of the Option Plan;

h.	amendments to the definition of change of control for the purposes of the Option Plan;

i.	the addition of a cashless exercise feature, payable in cash or securities of the Corporation; and

j.	a change to the class of eligible persons that may participate under the Option Plan.

In all other circumstances, the Corporation will be required to obtain the approval of shareholders before making any other amendments to the Option Plan.

In the event of a change of control, the Option Plan provides that:

(a)

all outstanding Options with an exercise price equal to or less than the Market Price (as defined therein) on the day immediately prior to the announcement of the event giving rise to the change in control shall become immediately exercisable and the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee; and

(b)

all holders of outstanding Options with an exercise price greater than the Market Price on the day immediately prior to the announcement of the event giving rise to the change in control shall be entitled to receive and shall accept, immediately prior to or concurrently with the change in control, either of the following in consideration for the surrender of the Options, which consideration shall be determined by the Board of directors in its sole discretion:

	(i)	the fair value thereof, if any, determined in accordance with the Black Scholes Option Pricing Model; or

(ii)

options of the acquiring person exercisable for the kind and amount of shares or other securities or property of the acquiring person that the Optionee would have been entitled to receive if such Optionee was the holder of the number of common shares to which such Optionee was entitled upon exercise of Options.

Under the Option Plan a “change in control” occurs when:

(iii)

Any person (which includes an individual, partnership, company corporation, unincorporated association, syndicate or organization, trust, trustee, executor, administrator or other legal representative), alone or together with any other persons with whom it is acting jointly or in concert, becomes the beneficial owner of, or acquires the power to exercise control or direction over, directly or indirectly, securities (or securities convertible into, or exchangeable for, such securities) representing twenty percent (20%) or more of the votes exercisable by holders of the then-outstanding securities generally entitled to vote for the election of directors (“Voting Shares”) of the Corporation or any persons that previously were not acting jointly or in concert commence acting jointly or in concert and together beneficially own, or have the power to exercise control or direction over, such securities;

(iv)

the Corporation is merged, amalgamated, consolidated or reorganized into or with another person and, as a result of such business combination, securities representing more than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation or such person into which the Voting Shares of the Corporation is converted immediately after such transaction are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such transaction;

(v)

the capital of the Corporation is reorganized and, as a result of such reorganization, securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately after such reorganization are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such reorganization; or

(vi)

the Corporation sells or otherwise transfers all or substantially all of its assets to another person and following such sale or transfer securities representing more that twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the acquiring person immediately after such transactions are held in the aggregate by a person alone or together with any other persons with whom it is acting jointly or in concert, and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation immediately prior to such transaction; or

(vii)

Individuals who were elected by the shareholders to constitute the Board of Directors at the beginning of any one year term cease for any reason in such year to constitute more than 50% of the Board of Directors.

Pursuant to TSX requirements, shareholder approval (excluding votes of insiders of the Corporation) will be required for, among other things amendments to the Option Plan that involve a reduction in the exercise price of Options or an extension of the expiry date of Options.

Restricted Share Unit and Restricted Share Plan

The purposes of the RSU Plan are to promote further alignment of interests between designated participants and the shareholders of the Corporation, to provide a compensation system for designated participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term and to allow designated participants to participate in the success of the Corporation over the medium term.

Pursuant to the RSU Plan, the Board may grant Restricted Share Units (each, an “RSU”) or Restricted Shares to designated participants who are directors, officers, employees or consultants of the Corporation or an affiliate of the Corporation, in consideration of such persons providing their services to the Corporation or its affiliate.

The RSUs granted to designated participants have a value based on the market value of the common shares of the Corporation, which market value is the volume weighted average trading price of the common shares for the five trading days immediately preceding the relevant date (calculated by dividing the total value of the common shares traded on the TSX for the five trading days by the total volume of common shares traded on the TSX for such five trading days). When cash dividends are paid on the common shares, additional RSUs of equivalent value are credited to the designated participant’s RSU account. RSUs can be redeemed for either cash or common shares, or a combination of both, at the end of each performance period upon achievement by the designated participant of certain target milestones established by the Board at the time of the original RSU grant, which may include vesting based on length of service. Holders of RSUs are not entitled to any rights of a shareholder of the Corporation with respect to the common shares underlying any such RSUs.

The Restricted Shares granted to designated participants under the RSU Plan are subject to the designated participant meeting certain target milestones within the restricted period determined by the Board at the time of the Restricted Share grant, which may include vesting based on length of service. Until the expiry of the restricted period, a holder of Restricted Shares is entitled to all rights as a shareholder of the Corporation in respect of such Restricted Shares, including voting rights and dividend entitlement, but the Restricted Shares may not be transferred and may be cancelled or terminated in certain circumstances under the terms of the RSU Plan.

The RSU Plan authorizes the Board to grant RSUs and Restricted Shares to designated participants on the following terms:

(1)

The aggregate number of common shares that may be issued upon the redemption of RSUs granted under the RSU Plan and the number of Restricted Shares subject to a restricted period issued under the RSU Plan shall not at any time, when taken together with any common shares issuable under any other security based compensation arrangement of the Corporation either then in effect or proposed, including the Option Plan, exceed 10% of the issued and outstanding common shares of the Corporation from time to time on a non-diluted basis.

(2)

The maximum number of Shares issuable to Insiders of the Corporation, at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares and the maximum number of Shares issued to Insiders of the Corporation, within any 12 month period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of issued and outstanding Shares, both on a non-diluted basis. If any RSU or Restricted Share is cancelled for any reason the Shares reserved for issuance in respect of such RSUs or subject to a restricted period with respect to such Restricted Shares will become available again for the purposes of the Plan.

(3)

RSUs credited to the designated participant’s account and Restricted Shares granted under the RSU Plan from time to time vest based upon the designated participant’s performance toward the target milestones as specified by the Board at the time of grant. If a designated participant dies, retires or suffers a disability preventing him from carrying out his employment, is terminated without cause during a performance period or is a director who ceases to be a director and is not or is no longer an employee of the Corporation, and the designated participant’s target milestones have not been met, and the designated participant’s performance toward the target milestones can be objectively measured, or cannot be objectively measured but the Board considers that it can nevertheless measure such performance, the RSUs (including dividend equivalent RSUs) credited to the designated participant’s account or Restricted Shares granted shall vest in accordance with the proportional achievement by the designated participant of the target milestones, as determined by the Board, acting reasonably.

(4)

Notwithstanding paragraph 3, RSUs or Restricted Shares will vest in accordance with the terms and conditions of any applicable employment or consulting agreement between the Corporation or an affiliate of the Corporation and a designated participant.

(5)

If a designated participant is terminated for cause or resigns prior to the end of a performance period in respect of any RSUs granted or a restricted period in respect of any Restricted Shares granted, the designated participant is not entitled to any cash payment or treasury common shares on account of RSUs or Restricted Shares relating to such performance period or restricted period in which such designated participant’s employment terminates, and all outstanding RSUs or Restricted Shares shall be cancelled.

(6)

In the event of a change in control of the Corporation, as defined in the RSU Plan, subject to TSX or any other required regulatory approvals, if a designated participant’s employment is terminated by the Corporation for any reason (other than Cause) within 6 months following such Change in Control, then, notwithstanding the achievement or non-achievement of the Target Milestones set forth in a Restricted Share Unit Acknowledgement or Restricted Share Grant Letter, all of the RSUs or Restricted Shares held by such Designated Participant shall be deemed to have been vested on the Termination Date.

(7)	With respect to the grant of RSUs under the RSU Plan:

a.

unless the Board specifies a shorter period, the performance period applicable to a grant of RSUs commences on the January 1 coincident with or immediately preceding the grant and ends on December 31 of the third year following the calendar year in which such RSUs were granted, and in no case shall the performance period be longer than the period set out above.

b.

RSUs (including dividend equivalent RSUs) credited to the designated participant’s account from time to time are denominated in common shares of the Corporation. The market value of RSUs and common shares is the volume weighted average trading price of the common shares for the five trading days immediately preceding the relevant date (calculated by dividing the total value of the common shares traded on the TSX for the five trading days by the total volume of common shares traded on the TSX for such five trading days).

c.

whenever cash dividends are paid on the common shares of the Corporation, additional RSUs will be credited to RSU accounts of designated participant’s holding RSUs. The number of such dividend equivalent RSUs will be calculated by dividing the amount of cash dividends that would have been payable if such RSUs had been common shares as at the record date for the dividend by the market value on the trading day immediately preceding the date on which the common shares began trading on an ex- dividend basis, rounded down to the next whole number of RSUs. No fractional RSUs will be issued. The market value of RSUs and common shares is the volume weighted average trading price of the common shares for the five trading days immediately preceding the relevant date (calculated by dividing the total value of the common shares traded on the TSX for the five trading days by the total volume of common shares traded on the TSX for such five trading days); and

d.

vested RSUs credited to the designated participant’s account shall be redeemed on the last day of the performance period as provided herein (or such earlier date in the case of vested RSUs that are redeemable immediately upon the achievement of target milestones). The RSUs are redeemable in cash equal to the market value of vested RSUs, in treasury common shares equal to the number of vested RSUs or in any combination of cash or treasury common shares, at the sole discretion of the Board.

(8)	With respect to Restricted Shares granted under the RSU Plan:

a.

unless otherwise specified by the Board to be a shorter period, the restricted period in respect of any Restricted Share shall commence on the date of the grant of such Restricted Share and end on the third anniversary of such date; and

	b.	upon the vesting of a designated participant’s Restricted Shares, such Restricted Shares become unrestricted and are no longer subject to the terms of the RSU Plan.

(9)

Subject to the restrictions noted in paragraph 11 below, and to regulatory and TSX approval, where required, the Board may amend the terms of the RSU Plan or any RSU or Restricted Share without shareholder approval, including in the following circumstances, provided that no such amendment or revision may materially decrease the rights or benefits accruing or materially increase the obligations of a designated participant without the consent of such designated participant:

	a.	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

b.

to correct any defect, supply any information or reconcile any inconsistency in the RSU Plan in such a manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the RSU Plan;

	c.	in the case of any granted RSU or Restricted Share, amend, including the acceleration of, the vesting provisions, the target milestones, the performance period or the restricted Period;

	d.	in the case of any granted RSU or Restricted Share, substitute another award for the same or different type or make such adjustments contemplated under the RSU Plan;

	e.	amend the eligibility requirements of designated participants which would have the potential of broadening or increasing insider participation; and

	f.	amendments to reflect any changes in requirements of any regulatory authority or stock exchange to which the Corporation is subject.

(10)	Subject to regulatory and TSX approval, where required, the Board may, from time to time, suspend or terminate the RSU Plan in whole or in part.

(11)	Shareholder approval is required to amend the RSU Plan to:

	a.	to amend the RSU Plan to increase the number of shares reserved for issuance under the RSU Plan; or

b.

amend RSUs granted under the RSU Plan to extend the performance period beyond the original expiration date for the benefit of insiders of the Corporation, except in circumstances where the Corporation has imposed a trading black-out, as described in paragraph 13.

(12)

The RSUs and Restricted Shares are not transferable or assignable other than by will or pursuant to the laws of succession, except that the designated participant may, subject to Board approval, assign RSUs or Restricted Shares granted under the RSU Plan to a trustee, custodian or administrator acting on behalf of or for the benefit of the designated participant, a personal holding corporation, partnership, trust or other entity controlled by the designated participant or a registered retirement income fund or registered retirement savings plan of the designated participant.

(13)

If a performance period ends or a restricted period expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the RSU Plan, the performance period shall end or the restricted period expire, as applicable, 10 business days after the trading black-out period is lifted by the Corporation.

(14)	No financial assistance is available to designated participants under the RSU Plan.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return for Cdn$100 invested in the Corporation’s common shares on December 31, 2005 against the cumulative total shareholder return of the S&P/TSX Composite Index for the five most recently completed financial years of the Corporation.

During the past 5 years the Corporation’s cumulative total shareholder return was 280%. This is a direct result of the efforts of the Corporation senior executives and employees. Since acquiring the Rosemont Copper Property in Arizona in June 2005 the Corporation has successfully advanced the project through to the completion of a feasibility study. The Corporation is currently working on completing the permitting process with the goal of receiving a Record of Decision in order to start construction at the Rosemont project. To achieve this goal, the Corporation has hired additional staff, both at the executive and operational levels and will continue to do so to meet the construction time line. As a result and in addition due to the tight labour market for experienced mining executives the total compensation for the NEOs over the five period and particularly in the last three years is higher. The drop in the Corporation’s share price as seen in latter part of 2008 is as a result of the global economic crisis which had a similar impact on companies in the Corporation’s peer group.

The following table sets forth all annual and long-term compensation awarded, paid to or earned for services in all capacities to the Corporation for the fiscal year ended December 31, 2010 for each NEO of the Corporation:

Summary Compensation Table

Name and principal position	Year	Salary(1) (US$)	Share- based awards(2) ($)	Option- based awards(3) (US$)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation(5) compensation ($)	Total (US$)
					Annual incentive plans(4) (US$)	Long- term incentive plans
Gilmour Clausen(6) CEO	2010 2009 2008	$320,000 $320,000 $320,000	$468,299 N/A N/A	$0 $50,871 $356,606	$264,160 $208,000 $208,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$1,052,459 $578,871 $884,606
Richard W. Warke(6)(7) Executive Chairman	2010 2009 2008	$211,671 $190,893 $196,839	$102,699 N/A N/A	$0 $43,786 $282,443	$165,103 $124,080 $121,354	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$479,473 $358,759 $600,636
Raghunath Reddy Senior VP and CFO	2010 2009 2008	$205,000 $205,000 $177,500	$78,999 N/A N/A	$0 $31,794 $236,755	$96,350 $82,000 $53,250	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$380,349 $318,794 $467,505
Rodney O. Pace Vice President Operations(8)	2010 2009 2008	$185,000 $185,000 $185,000	$94,800 N/A N/A	$0 $38,153 $410,556	$64,750 $64,750 $64,750	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$344,550 $287,903 $660,306
James A. Sturgess VP Sustainable Development(9)	2010 2009 2008	$175,000 $175,000 $175,000	$78,999 N/A N/A	$0 $31,794 $222,879	$54,338 $52,500 $52,500	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$308,337 $259,294 $450,379

(1)

Salary amounts for Mr. Warke were paid in Canadian dollars (CAD$). For the purposes of this table his figures were converted to USD using the following conversion for the years indicated: 2010 annual average CAD/USD exchange rate of $1.0299, 2009 annual average CAD/USD exchange rate of $1.1420, 2008 annual average CAD/USD exchange rate of $1.0741.

(2)	Value of restricted shares/restricted share units based on the five day value weighted average price (“VWAP”) of the Corporation’s shares on the TSX at the date of the grant.
(3)	No incentive stock options were granted during fiscal 2010. The Corporation uses the Black Scholes pricing model which is the industry standard for valuing stock options.
(4)	Amounts indicated were earned for the year indicated but paid in the following year.
(5)

Perquisites and other personal benefits that are generally available to all employees such as a health plan and that are in aggregate less than $50,000 or less than 10% of the total annual salary for the financial year for the NEO is not reported.

(6)	Messrs. Clausen and Warke are also Directors of the Corporation but do not receive compensation for their role as a director.
(7)	Mr. Warke’s salary is paid through a management services company equally owned by the Corporation and other related companies with common directors and officers.
(8)	Appointed Executive Vice President and COO effective February 10, 2011.
(9)	Appointed Senior Vice President, Corporate Development and Government Affairs effective February 10, 2011.

NEO Employment Agreements

The Corporation has entered into an employment agreement with each NEO for an indefinite term. Each contract provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the Compensation Committee), grant of stock options, vacation time and various standard benefits including life, disability, medical, dental and reimbursement of reasonable expenses. In addition, Gilmour Clausen’s employment agreement provides for a bonus of up 100% of base salary and automobile expenses. Richard W. Warke’s employment agreement provides for a bonus of up 100%, of base salary, automobile expenses and club membership fees. The payment of a bonus in accordance with the Corporation’s STIP and the grant of stock options in accordance with the Corporation’s LTIP is tied to corporate, operational and individual performance and is at the discretion of the Compensation Committee upon the recommendation of the CEO. Refer to the Summary Compensation table under “Statement of Executive Compensation” for compensation paid to, earned by or accrued for each NEO for fiscal 2010.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out all awards outstanding at the end of the most recently completed financial year including awards granted before the most recently completed financing year.

Name	Option-based Awards(1)					Share-based Awards(1)
	Number of securities underlying unexercised options		Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options(2) (CAD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) (CAD$)
	Unexercisable	Exercisable
Gilmour Clausen CEO	106,667 53,334 0	53,333 106,666 150,000 250,000	$0.68 $4.25 $2.12 $2.07	Jan. 28, 2014 Sep. 11, 2018 Mar. 2, 2012 Apr. 11, 2011	$165,332 $0 $249,000 $427,500	53,333 N/A N/A N/A	$201,599 N/A N/A N/A
Richard W. Warke Executive Chairman	86,667 43,333 0 0	43,333 86,667 130,000 200,000	$0.68 $4.25 $2.12 $2.07	Jan. 28, 2014 Sep. 11, 2018 Mar. 2, 2012 Apr. 11, 2011	$134,332 $0 $215,800 $342,000	43,333 N/A N/A N/A	$163,799 N/A N/A N/A
Raghunath Reddy Senior VP and CFO	66,667 8,334 33,334 0	33,333 16,666 66,666 150,000	$0.68 $1.13 $4.25 $3.61	Jan. 28, 2014 Dec. 3, 2018 Sep. 11, 2018 Nov 26, 2012	$103,332 $44,165 $0 $25,500	33,333 N/A N/A N/A	$125,999 N/A N/A N/A
Rodney O. Pace VP Operations(4)	80,000 66,667	0 133,333	$0.68 $4.10	Jan. 28, 2014 Jan. 4, 2013	$0 $0	40,000 N/A	$151,200 N/A
James A. Sturgess VP Sustainable Development(5)	66,667 33,334 0 0	33,333 66,666 75,000 175,000	$0.68 $4.25 $2.12 $2.07	Jan. 28, 2014 Sep. 11, 2018 Mar. 2, 2012 Apr. 11, 2011	$103,332 $0 $124,500 $299,250	33,333 N/A N/A N/A	$125,999 N/A N/A N/A

(1)	On December 31, 2010 the closing price of the Corporation’s shares on the TSX was CAD$3.78.
(2)	Value is calculated on vested options at December 31, 2010.
(3)	Value is calculated on non-vested restricted shares/restricted share units at December 31, 2010.
(4)	Appointed Executive Vice President and COO effective February 10, 2011.
(5)	Appointed Senior Vice President, Corporate Development and Government Affairs effective February 10, 2011.

Pension Plan Benefits

The Corporation does not provide retirement benefits for its directors or executive officers.

Termination and Change of Control Benefits

The following describes the arrangements in place as at December 31, 2010 with respect to remuneration payable to each NEO of the Corporation in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control. Capitalized terms not otherwise defined herein shall have the meanings ascribed in the respective employment agreements:

(1)

In the event of termination by the Corporation without Cause or by the employee for Good Reason, the Corporation shall pay, at the time of such termination, a lump sum cash amount to each NEO as follows:

Gilmour Clausen President & CEO	Three (3) times the base salary and the target bonus in effect immediately preceding such termination;
Richard W. Warke Executive Chairman	Two (2) times the base salary and the target bonus in effect immediately preceding such termination;
Raghunath Reddy Sr. Vice President and CFO	Two (2) times the base salary and the target bonus in effect immediately preceding such termination;
Rodney O. Pace Vice President Operations(1)	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination;
James A. Sturgess Vice President Sustainable Development(2)	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination;

(1)	Appointed Executive Vice President and COO effective February 10, 2011.
(2)	Appointed Senior Vice President, Corporate Development and Government Affairs effective February 10, 2011.

In addition, all non-vested securities under any securities compensation plan granted to the NEO shall immediately and fully vest on the effective date of such termination and be redeemable or exercisable for 90 days thereafter.

(2)

In the event that the NEO should resign for Good Reason or the Corporation should terminate his employment without Cause within six months after a Change of Control, the Corporation shall compensate the NEO with a lump sum cash amount as follows:

Gilmour Clausen President & CEO	Four (4) times the base salary and the target bonus in effect immediately preceding such termination;
Richard W. Warke Executive Chairman	Three (3) times the base salary and target bonus in effect immediately preceding such termination;
Raghunath Reddy Sr. Vice President and CFO	Two (2) times the base salary and the target bonus in effect immediately preceding such termination;
Rodney O. Pace Vice President Operations(1)	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination;
James A. Sturgess Vice President Sustainable Development(2)	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination;

(1)	Appointed Executive Vice President and COO effective February 10, 2011.
(2)	Appointed Senior Vice President, Corporate Development and Government Affairs effective February 10, 2011.

In addition, all non-vested securities under any securities compensation plan granted to the NEO shall immediately and fully vest on the effective date of such termination and be redeemable or exercisable for 90 days thereafter.

Estimated Payment on Termination without Cause or by NEO for Good Reason

The following table provides detail regarding the estimated incremental payments from the Corporation to each NEO on termination without cause or by the NEO for Good Reason, assuming a triggering event occurred on December 31, 2010.

	Multiple	Base Salary (US$)	Bonus(3) (US$)	Equity(1)(2) (US$)	Total (US$)
Gilmour Clausen CEO	3	$960,000	$792,480	$1,305,951	$3,058,431
Richard W. Warke Executive Chairman	2	$438,367 (1)	$341,926 (1)	$1,069,273	$1,849,566
Raghunath Reddy Senior VP and CFO	2	$410,000	$192,700	$483,359	$1,086,059
Rodney O. Pace VP Operations(4)	1.5	$277,500	$97,125	$461,693	$836,318
James A. Sturgess VP Sustainable Development(5)	1.5	$262,500	$81,507	$817,161	$1,161,168

(1)	Converted from CAD to USD based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of $0.9946.
(2)	Equity value is not impacted by the applicable multiple. At December 31, 2010 the closing price of the Corporation’s shares on the TSX was CAD$3.78.
(3)	Bonus value has been calculated using the fiscal 2010 STIP percentages for meeting target performance.
(4)	Appointed Executive Vice President and COO effective February 10, 2011.
(5)	Appointed Senior Vice President, Corporate Development and Government Affairs effective February 10, 2011.

Estimated Payment on a Change of Control

The following table provides detail regarding the estimated payments from the Corporation to each NEO on termination of a change of control, assuming a triggering event occurred on December 31, 2010.

	Multiple	Base Salary(1) (US$)	Bonus(3) (US$)	Equity(1) (2) (US$)	Total (US$)
Gilmour Clausen CEO	4	$1,280,000	$1,056,640	$1,305,951	$3,642,591
Richard W. Warke Executive Chairman	3	$657,551(1)	$512,889 (1)	$1,069,273	$2,239,713
Raghunath Reddy Senior VP and CFO	2	$410,000	$192,700	$483,359	$1,086,059
Rodney O. Pace VP Operations(4)	1.5	$277,500	$97,125	$461,693	$836,318
James A. Sturgess VP Sustainable Development(5)	1.5	$262,500	$81,507	$817,161	$1,161,168

(1)	Converted from CAD to USD based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of $0.9946.
(2)	Equity value is not impacted by the applicable multiple. At December 31, 2010 the closing price of the Corporation’s shares on the TSX was CAD$3.78.
(3)	Bonus value has been calculated using the fiscal 2010 STIP percentages for meeting target performance.
(4)	Appointed Executive Vice President and COO effective February 10, 2011
(5)	Appointed Senior Vice President, Corporate Development and Government Affairs effective February 10, 2011.

Director Compensation

During fiscal 2009 and 2010 there was no change made to directors’ fees. Compensation for the Corporation’s Board takes into consideration a peer group analysis completed by 3XCD in late 2007 which was adopted in 2008. On recommendation by 3XCD the compensation for the Corporation’s Independent Directors was adjusted upwards in 2008 pursuant to a report on Board compensation of peer groups of companies in the industry (24 companies were part of this report including Canico Resource Corp., Constellation Copper Corp, Corriente Resources Inc., Equinox Minerals Ltd., Frontera Copper Corp., Ivanhoe Mines Ltd., Minera Andes Inc., Peru Copper Inc, and Tenke Mining Corp). The report also considered the complexity of Augusta’s business (international scope of business, financial funding) and the nature of its directors (international residency of Board members). Most companies within Augusta’s Board peer group distribute cash and equity compensation in Canadian dollars. While stock options continue to be the preferential equity delivery method there is a trend to deferred share units delivery. The following was the Board compensation for the Corporation’s Independent Directors during fiscal 2010:

CAD$
Annual base compensation per Board member	$15,000/annum
Board meeting attendance (per meeting basis)	$600/meeting
Audit Committee Chair	$3,000/annum
Compensation Committee Chair	$2,500/annum
Nominating and Corporate Governance Committee Chair	$2,500/annum
Lead Director	$2,500/annum
Committee Member Compensation	$1,000/annum

As there was no change made to directors’ fees since the last assessment by 3XCD in late 2007, the CEO and the Compensation Committee felt it was necessary to conduct a review of Board compensation in late 2010. 3XCD was engaged to perform this review. Part of the analysis completed by 3XCD involved a review of 30 peer group companies having parameters on size and complexity as measured by revenues and market capital, in the same industry sub-sector. The emphasis of the analysis was to ensure Board members were compensated fairly for the services of their expanding function and in line with current trends. The following companies formed part of 3XCD’s analysis (in addition to those companies used in the analysis for the executive compensation analysis): Bear Creek Mining Corp., Constitution Mining Corp., Duluth Metals ltd., Entree gold Inc., Far West Mining Ltd., Minera Andes Inc., Mines Management Inc., Nautilus Minerals Inc., Northland Resources SA, Sabina Gold & Silver Corp., Western Copper Corp. The amount of time Board members need to (or must) apply to the Corporation has increased dramatically since 2007 when the last assessment was completed by 3XCD. The conclusion of the analysis was that Augusta’s Board and Committee fees were below the median of its peer group and should be adjusted in line with the market.

The following table provides details regarding all amounts of compensation paid to each director of the Corporation that is not a NEO during the most recently completed financial year.

Director Name	Directors Fees earned (US$)	Share- based awards(2) (US$)	Option- based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Christopher M.H. Jennings	$21,119	$51,351	$0	N/A	N/A	N/A	$72,470
Michael A. Steeves	$25,464	$51,351	$0	N/A	N/A	N/A	$76,815
Robert P. Wares	$20,973	$51,351	$0	N/A	N/A	N/A	$72,324
W. Durand (Randy) Eppler	$24,177 (1)	$51,351	$0	N/A	N/A	$13,000 (5)	$88,528
Timothy C. Baker	$20,002	$51,351	$0	N/A	N/A	N/A	$71,352
Donald B. Clark(3)(4)	$13,205	$51,351	$0	$21,419	N/A	$112,804	$198,779

(1)	Includes fee for service as the Lead Director.
(2)	Value of restricted shares/restricted share units using a five day VWAP at the date of grant.
(3)	For the purposes of this table the conversion rate applied was the 2010 annual average CAD/US exchange rate of $1.0299.
(4)	Includes compensation received as an executive of the Corporation.
(5)	Fees relating to a special committee of the Board.

All reasonable expenses incurred by a director in attending Board meetings, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of the Corporation’s business or in the discharge of his duties as a director are paid by the Corporation.

Directors’ outstanding share-based awards and option-based awards

The following table sets forth, for each director of the Corporation that is not a NEO, all awards outstanding at the end of the most recently completed financial year including awards granted before the most recently completed financial year.

Name	Option-based Awards					Share-based Awards(2) (4)
	Number of securities underlying unexercised options(1) (#)		Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the- money options(2) (3) (CAD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD$)
	Unexercisable	Exercisable
Christopher M.H. Jennings	0 0 0 0	65,000 65,000 40,000 50,000	$0.68 $4.25 $2.12 $2.20	Jan. 28, 2014 Sep. 11, 2018 Mar. 2, 2012 May 15, 2011	$201,500 $0 $66,400 $79,000	21,667 N/A N/A N/A	$81,901 N/A N/A N/A
Michael A. Steeves	0 0 0 0	65,000 65,000 40,000 50,000	$0.68 $4.25 $2.12 $2.20	Jan. 28, 2014 Sep. 11, 2018 Mar 2, 2012 May 15, 2011	$201,500 $0 $66,400 $79,000	21,667 N/A N/A N/A	$81,901 N/A N/A N/A
Robert P. Wares	0 0 0 0	65,000 65,000 40,000 50,000	$0.68 $4.25 $2.12 $2.20	Jan. 28, 2014 Sep. 11, 2018 Mar 2, 2012 May 15, 2011	$201,500 $0 $66,400 $79,0000	21,667 N/A N/A N/A	$81,901 N/A N/A N/A
W. Durand (Randy) Eppler	0 0 0 0	65,000 65,000 40,000 50,000	$0.68 $4.25 $2.12 $2.20	Jan. 28, 2014 Sep. 11, 2018 Mar 2, 2012 May 15, 2011	$201,500 $0 $66,400 $79,000	21,667 N/A N/A N/A	$81,901 N/A N/A N/A
Timothy C. Baker	0 0	65,000 100,000	$0.68 $4.25	Jan. 28, 2014 Sep. 11, 2018	$201,500 0	21,667 N/A	$81,901 N/A
Donald B. Clark	66,667 33,333 0 0 0	33,333 66,667 50,000 39,000 86,000	$0.68 $4.25 $2.12 $2.20 $2.07	Jan. 28, 2014 Sep. 11, 2018 Mar. 2, 2012 May 15, 2011 Apr. 11, 2011	$103,332 0 $83,000 $61,620 $147,060	21,667 N/A N/A N/A N/A	N/A N/A N/A N/A

(1)	Options granted to Independent Directors may or may not vest immediately.
(2)	On December 31, 2010 the closing price of the Corporation’s shares on the TSX was CAD$3.78.
(3)	Value is calculated for vested options at December 31, 2010.
(4)	Value is calculated for not vested shares at December 31, 2010.

During fiscal year ending 2010 an aggregate of 680,000 options at CAD$1.56 per common share which were due to expire during the year were exercised.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Stock Option Plan

The following table sets forth information as at December 31, 2010 concerning the Corporation’s Option Plan described under “Long Term Incentive Compensation – The Option Plan”:

Plan Category	Number of common shares to be issued upon exercise of options or redemption of restricted share units	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (Option Plan)	6,003,568 (1)	CAD$2.41	7,344,335 (2)
Equity compensation plans approved by securityholders (RSU Plan)(3)	211,667	N/A	7,344,335

(1)	Of these 4,080,219 were exercisable at December 31, 2010.
(2)

Based on 10% of the Corporation’s issued and outstanding common shares at December 31, 2010 less options and restricted share units outstanding at December 31, 2010. This aggregate number of securities will be available for issue under all security based compensation plans of the Corporation.

(3)	Restricted share units or restricted shares may be issued under the RSU Plan. At December 31, 2010 the Corporation had 336,665 restricted shares and 211,667 restricted share units outstanding.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that good corporate governance is important to the effective performance of the Corporation and pays a significant role in protecting shareholders’ interests and maximizing shareholder value.

The Corporation’s corporate governance practices are compared with the National Instrument 58-101- Disclosure of Corporate Governance Practices (“NI 58-101”) guidelines for effective corporate governance below. Where a company’s corporate governance system differs from the guidelines, each difference and the reason for the difference is required to be disclosed.

Board of Directors

The current Board is comprised of eight directors, five of which are Independent Directors as such term is defined in National Instrument 52-110 – Audit Committees. Director’s that are not employees of the Corporation and independent of the Corporation’s management are considered independent (the “Independent Directors”). Of the eight directors of the Corporation during fiscal 2010, the following five were Independent Directors of the Corporation: Timothy C. Baker, W. Durand (Randy) Eppler, Christopher M. H. Jennings, Michael A. Steeves, and Robert P. Wares. See “Statement of Corporation Governance Practices – Board of Directors” for more information on the independence status of the Board.

Given that five of the eight directors during fiscal 2010 were independent, the Board is considered to have a majority of members that are independent. In addition each of the Board’s committees, the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee are comprised of Independent Directors and the Chair to each committee is also an Independent Director. To ensure the Board functions independently of management a Lead Director (Mr. W. Durand (Randy) Eppler) was appointed.

At the date of this Management Proxy Circular, some of the Corporation’s directors were directors of other reporting issuers as follows:

Timothy C. Baker	Antofagasta PLC
Donald B. Clark	Wildcat Silver Corporation and Riva Gold Corporation
Gilmour Clausen	Jaguar Mining Inc. and Wildcat Silver Corporation
W. Durand (Randy) Eppler	Vista Gold Corp., Golden Minerals Company and Frontier Mining Ltd.
Michael A. Steeves	Forum Uranium Corp. and Zazu Metals Corporation
Robert P. Wares	Osisko Mining Ltd., Wildcat Silver Corporation, Bowmore Exploration Ltd. and Ryan Gold Corporation.
Richard W. Warke	Wildcat Silver Corporation and Riva Gold Corporation

The Independent Directors of the Corporation hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. During fiscal year ending December 31, 2010 the Audit Committee held 5 meetings; the Compensation Committee held 2 meetings and the Nominating and Corporate Governance Committee Meeting held 1 meeting.

During fiscal 2010 the Board held 9 Board meetings. Following is the attendance record of each director for Board meetings held during fiscal 2010:

Donald B. Clark	attended 9 of 9 Board meetings
Gilmour Clausen	attended 9 of 9 Board meetings
W. Durand (Randy) Eppler	attended 9 of 9 Board meetings
Christopher M. H. Jennings	attended 8 of 9 Board meetings
Michael A. Steeves	attended 9 of 9 Board meetings
Robert P. Wares	attended 8 of 9 Board meetings
Richard W. Warke	attended 9 of 9 Board meetings
Timothy C. Baker	attended 8 of 9 Board meetings

Board Mandate

The Board has a formal written mandate which defines its stewardship responsibilities. A copy of the Board of directors Mandate is attached hereto as Exhibit “A”.

Position Descriptions

The Board has not developed formal written position description for the Executive Chairman, the Chairman of each committee or the CEO. All members of the Board are or have been directors or officers of other reporting issuers and are therefore knowledgeable and experienced in their capacity as such and the role designated for them. Informal discussions occur at the Board level with respect to responsibilities of the Executive Chairman, the Chairman of each committee and the CEO.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings as applicable either by telephone conference or in person when possible.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for the process. To facilitate ongoing education of the Corporation’s directors the Corporation supports training or education in areas relating to their role as a director of the Corporation; the Corporation arranges visitation by directors to the Corporation’s facilities and operations; and encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Nominating and Corporate Governance Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to Raghunath Reddy the Ethics Officer (also the CFO), or Michael A. Steeves the Chairman of the Audit Committee or other designated person. A copy of the Code may be accessed under the Corporation’s profile at www.sedar.com or on the Corporation’s website at www.augustaresource.com.

The Board ensures that directors, officers and employees are familiar with the Code to ensure that they exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. To encourage and promote a culture of ethical business conduct, the Board has adopted a Disclosure and Share Trading Policy and a Whistleblower Policy. Both of these policies are available on the Corporation’s website at www.augustaresource.com. In addition, the Board requests from management periodic reports relating to any fraud or unethical behavior.

Nominating of Directors

The process by which the Board anticipates that it will identify new candidates is by keeping itself informed of potential candidates in the industry. Any Board member may suggest a director nominee. The Nominating and Corporate Governance Committee must formally review and considers the background, expertise, qualifications and skill sets, to the needs of the Corporation and recommend the appointment of the potential candidate to the Board as a whole.

All members of the Nominating and Corporate Governance committee are outside, non-management and independent directs in accordance with Corporate Governance Disclosure Rules and NYSE Amex rules. The Nominating and Corporate Governance Committee has been established by the Board to (a) identify individuals qualified to become Board members; (b) to assess and report on the effectiveness of the Board and any committees thereof; and (c) develop and recommend to the Board a set of corporate governance policies and principles applicable to the Corporation in light of the corporate governance guidelines published by regulatory bodies having jurisdiction.

Compensation

The process by which the Board determines the compensation for the Corporation’s directors and officers is through the recommendation of the Compensation Committee. The Compensation Committee is entitled to consult with external experts on the adequacy of the compensation paid to the Corporation’s directors and officers. The Compensation Committee is comprised entirely of Independent Directors in accordance with corporate governance rules of NI 58-101, TSX and NYSE Amex. The Compensation Committee has been established by the Board to review and recommend compensation policies and programs to the Corporation as well as salary and benefit levels for its executives. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals.

Other Board Committees

The Board currently has the following standing committees comprised of Independent Directors: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. The Board may appoint an Environment, Health and Safety Committee and an Executive Committee when appropriate. All of the existing committees are independent of management and report directly to the Board. The purpose of the Audit Committee is to assist the Board’s oversight of the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements; the qualifications and independence of the Corporation’s independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function. Further information regarding the Audit Committee is contained in the Corporation’s annual information form (the “AIF”) dated March 29, 2011 under the heading “Audit Committee Information” and a copy of the Audit Committee charter is attached to the AIF as Appendix I. The AIF is available under the Corporation’s profile at www.sedar.com. The purpose of the Compensation Committee and the Nominating and Corporate Governance Committee has been described above.

In addition during 2009 the Board formed an Option Committee to enable the granting of stock options to new hires that are not directors and officers of the Corporation. The members of the Option Committee are Richard W. Warke and Gilmour Clausen. The Board authorizes the allocation of a certain number of options (the “Allocated Options”) on an annual basis to the Option Committee on recommendation of management. Once the Allocated Options are granted the Option Committee must obtain Board approval on any further grants.

Assessment

The Board currently does not have a formal process in place to assess its committees and individual directors with respect to their effectiveness and contribution. This matter has been discussed among the members of the Nominating and Corporate Governance Committee and it was felt that the current size and constitution of the Board allows for informal discussions regarding contribution of each director. In addition, each individual director is significantly qualified through their current or previous professions to fulfill their duties as a Board member and serve on the designated committees. However, a formal process for evaluating the Board, its committees and individual directors may be implemented in the near future. The Executive Chairman of the Board and the CEO of the Corporation are assessed annually on the basis of objectives set out by each for their respective positions, their individual performance throughout the year and their ability to execute and meet the corporate strategy. The Executive Chairman and the CEO are assessed first by the Compensation Committee and then by the Board as a whole.

Each Board member makes an effort to fully participate in each Board meeting as is reflected by their attendance record and are canvassed for their input when making Board decisions.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Corporation's past fiscal year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, no informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either of such cases has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters that are not known to management should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote upon such matters in accordance with their best judgement.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the 2011 Annual Meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before February 8, 2012, to be considered for inclusion in the management proxy circular for the 2011 Annual Meeting of the Shareholders. It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on SEDAR at www.sedar.com. Financial information concerning the Corporation is provided in the Corporation’s comparative financial statements and Management Discussion and Analysis for the financial year ended December 31, 2010. Shareholders wishing to obtain a copy of the Corporation’s financial statements and Management’s Discussion and Analysis may contact the Corporation as the following:

Augusta Resource Corporation	Telephone: (604) 687-1717 Fax: (604) 687-1715
Suite 400 – 837 West Hastings Street	Email: info@augustaresource.com
Vancouver, British Columbia V6C 3N6

Dated as of May 9th, 2011

BY ORDER OF THE BOARD OF DIRECTORS

“Gilmour Clausen”
GILMOUR CLAUSEN
President and CEO

EXHIBIT A

AUGUSTA RESOURCE CORPORATION
(the “Company”)

BOARD OF DIRECTORS
MANDATE

1. ROLE AND RESPONSIBILITIES

1.1 The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

1.2 The Board is responsible for the review of the Company’s strategic business plan proposed by management, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion should take into account, among other things, the opportunities and risks of the business.

1.3 The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

1.4 The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

1.5 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

1.6 The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed at least annually.

1.7 The Board is responsible for the integrity of the Company’s internal control and management information systems.

1.8 The Board is responsible for acting in accordance with all applicable laws, the Company’s constating documents and the Company’s Code of Business Conduct and Ethics.

1.9 The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Canada Business Corporations Act. In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)	(i) disclose to the Company, in writing, the nature and extent of any interest that the director has in a material contract or material transaction (a “disclosable interest”), whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii) such director shall refrain from voting on any resolution to approve such contract or transaction unless all directors have a disclosable interest.

1.10 The Board has the authority to establish committees and appoint directors to be members of these committees. The Board may not delegate to such committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)

pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; or

(j)	adopt, amend or repeal articles.

1.11 The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)

the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)

the Nominating and Corporate Governance Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Nominating and Corporate Governance Committee is to:

	(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

	(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

	(iii)	develop and implement orientation procedures for new directors;

	(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

	(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(vii)	establish a plan of succession;

(c)

the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(ii)	review the adequacy and form of compensation of directors and senior management;

(iii)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(iv)	make recommendations to the Board.

2. COMPOSITION

2.1 From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.2 The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.

2.3 If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include atleast one director who does not have interests in or relationships with either the Company or the significant shareholder and who fairly reflect the investment in the Company by shareholders other than the significant shareholder.

2.4 The Board should, as a whole, have the following competencies and skills:

(a)	technical and operating knowledge of the mining industry;

(b)	knowledge of current corporate governance guidelines; and

(c)	financial and accounting expertise.

3. PROCEDURES TO ENSURE EFFECTIVE OPERATION

3.1 The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

3.2 If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.3 The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

3.4 An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Nominating and Corporate Governance Committee.

3.5 The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

3.6 The Board shall institute procedures for receiving shareholder feedback.

3.7 The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

3.8 The non-management directors shall meet at least once yearly without any member of management being present.

3.9 The Board sets appropriate limits on management’s authority and has in place an Authorization Policy. In addition, the following decisions require the approval of the Board or one of its committees:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) consolidated financial statements;

(b)	the approval of the consolidated annual budget;

(c)	any equity or debt financing of the Company, other than debt incurred in the ordinary course of business such as trade payables;

(d)	the creation of subsidiaries for the Company;

(e)	the creation of new Company bank accounts;

(f)	payment of dividends by the Company;

(g)	proxy solicitation material for the Company;

(h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(i)	the appointment of members on any committee of the Board of the Company;

(j)	the appointment or discharge of any senior officer of the Company;

(k)	entering into employment contracts with any senior officers of the Company;

(l)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business for the Company or its subsidiaries (the “Consolidated Group”);

(m)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business within the Consolidated Group;

(n)	any material change to the business of the Consolidated Group; and

(o)	initiating or defending any law suits or other legal actions for the Consolidated Group.

3.10 The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop a position description for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

Adopted by the Board of Directors
on November 13, 2009